Exhibit 99.5

MANAGEMENT DISCUSSION AND ANALYSIS

Management Discussion and Analysis (“MD&A”) for Canetic Resources Trust (the “Trust”) should be read in conjunction with the Trusts’ Audited Balance Sheet and notes thereto as at December 31, 2005 which has been prepared in accordance with Canadian Generally Accepted Accounting Principles. This MD&A is dated March 9, 2006.

General

Canetic Resources Trust is an open-end unincorporated trust established under the laws of the Province of Alberta pursuant to the Canetic Trust Indenture. The Trust has had no active operations from inception to December 31, 2005 and accordingly no statement of earnings or cash flow has been prepared. The principal office of Canetic Trust is located at 1900, 255 – 5th Avenue S.W., Calgary, Alberta, T2P 3G6.

Canetic and the other Canetic Operating Entities will be actively involved in the acquisition, production, processing, transporting and marketing of crude oil, natural gas liquids and natural gas primarily in Alberta, British Columbia, Saskatchewan, Manitoba, but also in North Dakota, Montana and Wyoming.

SUBSEQUENT EVENT

On December 19, 2005 Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”) announced they had received the necessary approval of their unitholders to combine the two trusts to form Canetic Resources Trust (“Canetic”). The transaction closed January 5, 2006.

The merger occurred pursuant to a plan of arrangement in which Canadian unitholders elected to exchange their units on a tax deferred basis. Each Acclaim unitholder received 0.8333 of a new trust unit for each unit held and each StarPoint unitholder received 1.000 new trust unit for each unit they held. In addition, unitholders of both trusts received common shares in TriStar Oil and Gas Ltd., a new publicly traded junior exploration company with assets contributed by both Acclaim and StarPoint.

Canetic will be the third largest petroleum and natural gas trust in North America with a reserve life index on a proven plus probable basis of approximately 9 years, production of approximately 75,000 boe/d weighted 60 percent to oil and 40 percent to natural gas and a reserve base in excess of 230 million barrels of oil equivalent.

Canetic will be led by Mr. J. Paul Charron as president and CEO, as well as the remainder of Acclaim’s existing management team. The Board of Directors consists of nine members and is comprised of existing Acclaim directors with the addition of Mr. Paul Colborne, former President and CEO of StarPoint.

DISTRIBUTION POLICY

Canetic Trust’s distribution policy will initially be set at $0.23 per Canetic Unit per month beginning with the first distribution payable on February 15, 2006. It is anticipated that this distribution policy will result in a 2006 payout ratio of approximately 60 percent based on a commodity price forecast of US$55 WTI for oil and C$8.25 AECO for natural gas. Canetic Trust anticipates that its target payout ratio on a go forward basis will be approximately 60 to 65 percent. Future distributions and the actual payout ratio will be subject to the discretion of the Canetic Board of Directors and may vary depending on, among other things, the current and anticipated commodity price environment.

RESTRICTED UNIT AND PERFORMANCE UNIT INCENTIVE PLAN

The Board of Directors of Canetic approved a Restricted Unit and Performance Unit incentive plan (“the Plan”). Under the terms of the Plan, both Restricted and Performance Units may be granted to directors, officers, employees of, and consultants and services providers to the Trust or any of its subsidiaries. Restricted units of the Trust vest over three years, commencing on the first anniversary date of grant, with the number of Trust Units issued adjusted for the value of the distributions from the time of the granting to the time when the Trust Units are issued. Performance units vest on the third anniversary date of the grant adjusted for the value of the distributions, with a further upward or downward adjustment based on the Trust’s performance relative to the performance of a group of comparable publicly traded petroleum and natural gas royalty trusts.

CREDIT FACILITY

Effective January 5, 2006, Canetic negotiated a new credit facility with a syndicate of financial institutions. The facility is an unsecured covenant based three year extendible revolving credit facility in the amount of $1.1 billion, including a $50 million working capital facility.

The credit facility will be available on a revolving basis. Canetic may request an extension of the revolving period for a maximum period of 364 days. In the event that the extension is not approved, the unutilized portion of the credit facility will be cancelled on the last day of the revolving period and any outstanding debt will be converted to a two year non-revolving loan repayable in equal quarterly installments commencing on the first anniversary of the term period. This facility carries floating interest rates that are expected to range between 75 and 100 basis points over Bankers Acceptance rates, depending on Canetic’s ratio of consolidated senior debt to earnings before interest, taxes and other non-cash items.

OUTLOOK

We believe that the merger of Acclaim and StarPoint to form Canetic has created a new benchmark energy trust that has substantial financial strength and a great asset and opportunity base. The combined entity allows former unitholders of both Acclaim and StarPoint to participate in a trust that has access to a number of the quality conventional oil and gas plays in the Western Canadian Sedimentary Basin.

Our acquisition strategy was to assemble an asset portfolio characterized by large oil and natural gas in place with opportunities to increase recovery factors. We have and will continue to see advancements in technology that will improve the ultimate recovery of oil and gas in place. Over the long term, we expect to participate and benefit from those improvements including secondary and tertiary recovery schemes including potential CO2 injection.

Exploitation has become a significant component of our business strategy. In 2005, we reported strong results for Acclaim’s program including positive technical revisions which are a reflection of the quality of assets accumulated over the past three years.

In 2006, we will continue to actively exploit our asset base. We have budgeted approximately $320 million for 2006. More than 50 percent of that amount will be allocated to the drilling of approximately 240 wells. The drilling program is split 50 percent to oil, with development primarily on many of the former StarPoint properties, and 50 percent to natural gas with development of many of the former Acclaim properties. Approximately 80 percent of Canetic’s 2006 drilling budget is directed to lower risk conventional oil and gas development in southeast Saskatchewan, southeast Alberta, Willesden Green and the Peace River arch. Approximately 10 percent of the drilling budget is directed to shallow gas primarily in the southeast Alberta region, and 10 percent is dedicated to resource play development including coal-bed methane at Corbett Creek, Cadomin/Doig natural gas at Blackhawk and Cardium oil at Willesden Green. We have also allocated approximately 25 percent of our capital program to optimization opportunities which continue to add production at very efficient rates.

In the early part of 2006, our focus has been to tie in production from our successful fourth quarter drilling program while pursuing aggressive optimization programs on our producing properties. Canetic also initiated its 2006 drilling program, participating in 55 gross (32.5 net) wells. Of these, 24 gross wells have been drilled in our core southeast Saskatchewan/Williston Basin area where we have operated 11 gross (10 net) wells and have participated in another 13 gross (5.3 net) wells operated by our partners. A total of 8 wells have been drilled for coal-bed methane in the first quarter, including 2 gross (0.9 net) wells at Corbett Creek in central; Alberta and 6 gross (3.9 net) wells in Wyoming. Currently, Canetic has four drilling rigs in operation, with two rigs in northwest Alberta, one in Willisden Green and one in southeast Saskatchewan.

In 2006, we continue to target annual average production of approximately 75,000 boe/d. In the first half of the year this may be affected by the continuing decline of Leduc D3 production at Acheson as well as tie-in delays and capacity constraints for natural gas at Pouce Coupe and Willesden Green. These declines are being off set by aggressive optimization programs in central and western Alberta and the execution of our first quarter programs elsewhere. The decline of the Acheson Leduc D3 production was anticipated and we have been working since the fourth quarter of 2005 to build behind pipe gas volumes for delivery into the Acheson Gas Plant as the Leduc D3 volume declines free up processing capacity. Given current commodity prices, this production target should result in a payout ratio of 60 to 65 percent at current distribution levels. The balance of cash flow available should be sufficient to finance the majority of our capital expenditure program of $320 million.

The oil and gas industry had experienced significant increases in all costs over the past eighteen months including labour, both in the field and head office, all services including power, pipe and drilling. In 2006, we are forecasting operating costs of approximately $8.50/boe and G&A costs of $1.30/boe. However, we continue to pursue opportunities to manage costs in a rising environment.

As we look forward, we continue to execute our business strategies, which include acquisitions combined with strong asset exploitation and management programs.

Although we do not anticipate any significant acquisitions in the near term we continue to monitor both asset and corporate acquisition opportunities including maintaining a leadership role in the consolidation of the oil and gas trusts. We also are reviewing opportunities outside of Canada particularly in the U.S.

FORWARD-LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “plans”, “anticipates” and similar expressions. These statements represent management’s expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Canetic. Undue reliance should not be placed on these forward-looking statements which are based upon management’s assumptions and are subject to known and unknown risks and uncertainties, including the business risks discussed above, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Canetic undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the cautionary statement.

Additional information relating to the Trust, including the Annual Information Form is located on SEDAR at www.sedar.com.